Exhibit 99.7

ELEVA ALIMENTOS S.A.

PERDIGÃO S.A.
Publicly held company	Publicly held company
CNPJ/MF 01.838.723/0001-27	CNPJ/MF 92.776.665/0001-00

ANNOUNCEMENT OF A MATERIAL FACT

Pursuant to the terms of CVM Instruction 319/99 and CVM Instruction 358/02, both as amended, the managements of Perdigão S.A. (“Perdigão”) and Eleva Alimentos S.A. (“Eleva”) wish to notify the public at large that the Board of Directors of the Company and Eleva, in meetings held on April 11 2008, have approved the proposal for the merger of Eleva with Perdigão (“Merger”), to be submitted for approval by the Extraordinary General Meeting of Perdigão and Eleva, convened for April 30 2008 (“EGM”), pursuant to the terms below.

1.                                      Purposes of the Operation, Goodwill and Costs

1.1.                             Perdigão holds the totality of shares representing the capital stock of Eleva.

1.2.                             The Merger is part of a process of a corporate reorganization with the purpose of simplifying the corporate structure of Perdigão and shall represent gains in synergies for the Company through the consolidation of the activities of Perdigão and Eleva in the former, with the consequent reduction in operating and financial costs and the rationalization of the activities of Perdigão and Eleva. This process of corporate reorganization shall result in future merger operations of other subsidiaries companies by Perdigão.

1.3.                             The goodwill originally recorded in the books of Perdigão in the nominal amount of R$1,345,127,894.03 (one billion, three hundred and forty-five million, one hundred and twenty-seven thousand, eight hundred and ninety-four Reais and three cents), arising from the acquisition of 100% of the shares issued by Eleva is based on forecasted results in future fiscal years. As a result of the Merger, the goodwill shall be amortized for tax purposes, by the Company, pursuant to the terms of the tax legislation in effect, over a 10-year period, and expected to generate a fiscal benefit of approximately R$457,343,483.97 (four hundred and fifty-seven million, three hundred and forty-three thousand, four hundred and eighty-three Reais and ninety-seven centavos) (or 34% of the value originally recorded) for accounting purposes the goodwill shall be fully recognized in the fiscal year 2008 as a non-recurring result under the item ‘Other Operating Income

(Expenses)’and the value of the tax benefit shall be recognized in the item ‘Income Tax (IRPJ) and Social Contribution Net Income (CSLL)’.

1.4                                There shall be no change in the shareholders of Perdigão’s voting rights, dividend payments and property rights as compared with the policy and property advantages of the shares of Perdigão’s shareholders prior to the Merger.

1.5.                             Perdigão and Eleva estimate that the total cost with respect to the Merger shall be R$425.000,00 (four hundred and twenty-five thousand Reais), including expenses with publications, preparation of a valuation report, and fees of the auditors, appraisers and lawyers.

2.               Criteria for Valuation of Shareholders Equity, Treatment of Subsequent Equity Variations, Substitution Relationship, Right to Withdraw and Solution as to the Shares of the Capital of a Corporation Held by Another

2.1.                   The Merger shall be conducted on the basis of the net book value of the assets of Eleva, recorded in the book valuation report, based on the balance sheet of Eleva as at December 31 2007 audited by Deloitte Touche Tohmatsu Auditores Independentes. The baseline date for the valuation shall be December 31 2007 (“Baseline Date”), the book valuation report result being a net asset value of Eleva at the Baseline Date of the Merger, of R$489,356,392.86, (four hundred and eighty-nine million, three hundred and fifty-six thousand, three hundred and ninety-two Reais eighty-six centavos). The equity variations occurring between the Baseline Date and the date that the EGM is held shall be absorbed by Eleva, pursuant to the “Protocol and Justification for the Merger of Eleva Alimentos S.A. with Perdigão S.A.” signed on April 11 2008 (“Protocol and Justification”).

2.2.                             The Board of Directors of Perdigão has approved, ad referendum of the EGM, the engagement of Deloitte Touche Tohmatsu Auditores Independentes, with registered offices at Avenida Carlos Gomes, 403, Porto Alegre, enrolled in the corporate taxpayers’ register (CNPJ/MF) under number 49.928.567/0010-02 and the Regional Accounting Council under number 2SP011.609/0-8/F/RS, for the preparation of the book valuation report of Eleva. Deloitte Touche Tohmatsu Auditores Independentes declares that it has no relationship which might create a conflict of interests or communion of interests, either actual or potential, with the controlling shareholders of the Company or Eleva, or, furthermore, with respect to the Merger itself.

2.3.                             Since 100% of the shares representing the capital stock of Eleva are held by Perdigão, there shall be no modification in the shareholders’ equity of Perdigão, a requirement of the substitution relationship that could be the subject of comparison and/or right to withdraw. For this reason there is no justification for the preparation of valuation reports based on the value of the shareholders’ equity of Eleva and Perdigão  at market prices, pursuant to Article 264 of  the Corporation Act.

2.4.                             With the Merger, Eleva shall be extinguished and its shares dully canceled, pursuant to Article 226 of the Corporation Act, without any shares, the issuance of Perdigão, being attributed in substitution of partners rights.

3.                                      Other Information

3.1.                             The Protocol and Justification and the audited financial statements that serve as a basis for the calculation of the shareholders’ equity of ELEVA on the Baseline Date of the Merger, as well as other documents that relate to Article 3 of CVM Instruction 319 of December 3 1999, shall be made available to the shareholders of Perdigão and Eleva at the following addresses and websites: (i) at Perdigão, at Avenida Escola Politécnica, 760, in the city and state of São Paulo, or by accessing the website www.perdigao.com.br/ri, (ii) at the CVM, by accessing the website www.cvm.gov.br, and (iv) at BOVESPA by accessing www.bovespa.com.br.

São Paulo, April 11  2008

Wang Wei Chang

Perdigão S.A. / Eleva Alimentos S.A.

Chief Financial Officer and Investor Relations Director